Lines in service (LIS) totaled 14.8 million in March 2001, the same level recorded in 4Q01, due to the disconnections made in the quarter. During 1Q02, the Company activated 539,000 lines (959,000 in 4Q01) and disconnected 552,000 lines (767,000 in 4Q01). When compared to 1Q01, the plant in service grew by 18.1% (2.3 million lines). Total lines in service (LIS) also include Public Telephones, which grew by 48.7% amounting to 723,900 lines.
The stability of the plant in service reflects the strategy of improving the average revenue per line (ARPU), instead of simply expanding the platform in service and improving the high level of disconnections (3.7% of average LIS in 1Q02, versus 5.2% in 4Q01).

The installed plant reached 17.7 million lines at the end of 1Q02, a 1.9% decrease over December 2001, due to the conclusion of the Targets Anticipation Plan. The Company decided to reallocate a small part of its installed plant in order to better fit the demand in its region. This means that new clients will be served without the acquisition of new switches. With this reallocation, the Company will also be able to more quickly attend the requests for new lines. This redistribution will also reduce costs (energy), by decreasing the Centrals'
 activity. In addition, the Company has taken out some analog lines which will not be re-used.

The utilization rate of lines installed (UTI) reached 83.5% at the end of 1Q02, compared to 82.0% in 4Q01.











Lines Blocked - At the end of 1Q02 there were 995,000 lines blocked, representing
 6.7% of lines in service. The following table shows the relation between lines blocked and total lines in service (LIS) which shows a slight increase in this ratio from Dec/01 to Mar/02, due to the reduction in LIS above mentioned:









From the total lines blocked at the end of this quarter, 61% were partially blocked while 39% were totally blocked. The Company is taking some initiatives to encourage the customers to pay their bills before getting disconnected, in order to avoid incurring the costs of disconnection and collection expenses.








Digitalization rate reached 97.4% in 1Q02, representing an increase of 6 p.p. over 1Q01, exceeding by far the target established by Anatel for December 2003 (95%).













REVENUE - Gross Revenue totalled R$3,759 million in 1Q02, a 20.4% increase over 1Q01 and a 2.0% increase over 4Q01.

Net Revenue in 1Q02 reached R$ 2,785 million, a 20.7% increase over 1Q01 and a 1.9% increase over 4Q01, mainly due to the increase in Long Distance (+7.4%), Data (+9.6%) and Network Usage (+13.3%) revenues.

The following table shows a comparative quarterly breakdown of gross revenue:

Gross Revenue         %
1Q02
4Q01
1Q01
Local
44.6
46.9
43.2
LD
9.8
9.3
8.9
PF
3.9
3.5
5.3
Fixed-to-Mobile
22.2
22.4
23.7
Network Usage
11.3
10.2
11.1
Data
6.3
5.9
5.6
Others
1.8
2.0
2.1
Total (%)
100.0
100.0
100.0
Total (R$ Mn)
3,759.0
3,683.0
3,121.0

Local Service: gross revenue was R$1,676 million in 1Q02, a 2.9% decrease over 4Q01 and a 24.4% increase year over year. The decrease in 1Q02 was due to the reduction in Installation Revenue, as a consequence of the lower number of lines installed in the quarter, and mainly due to the decrease in traffic revenue, as a reflect of the seasonal effect that occurs in the first quarter of the year (summer vacations, less working days, etc.).

Installation Fees revenue was R$43 million in 1Q02, a 38.2% decrease over 4Q01 (70 million), basically due to the lower number of lines installed in the period (539,000 in 1Q02 against 959,000 in 4Q01).

Monthly subscription revenue was R$1,075 million in 1Q02, a 39.8% increase over 1Q01 and a 0.7% increase over 4Q01, in line with the plant in service stability in these two quarters.

Traffic revenue (pulses) was R$528 million in 1Q02, a 9.1% increase over 1Q01 and a 5.0% decrease over 4Q01. This decrease was mainly due to the traffic seasonality (-6.8% over 4Q01) that usually happens in the first quarter of the year (summer vacations, less working days, etc.).

Long Distance Services: gross revenue was R$369 million in 1Q02, a 31.8% increase over 1Q01 and a 7.4% increase over 4Q01, due to an increase in the Company's market share, mostly in interstate (interregional) long distance calls, with higher average tariffs.

Public Telephone Services: gross revenue from public phones was R$148 million in 1Q02, a 13.4% increase over 4Q01, due to the higher commercialization of phone credits (+12.7%). Public telephones installed reached 724,000 in March, 2001, the same level as in 4Q01 and 48.7% higher than 1Q01 (487,000).

Fixed-to-Mobile Service: gross revenue was R$835 million in 1Q02, a 13.1% increase over 1Q01 and a 1.5% increase over 4Q01, this latter reflecting the average 9.9% rate increase as of February 1st ,2002. However, the rate increase was partially offset by lower traffic volume (-4%) in relation to the 4Q01 level due to the marketing campaign implemented by Telemar, highlighting the high cost of the fixed-to-mobile calls versus fixed-to-fixed calls and to the seasonally lower traffic of the quarter.

Data Transmission Services: gross revenue was R$239 million in 1Q02, a 36.0% increase over 1Q01 and a 9.6% increase over 4Q01. Data revenue growth in 1Q02, in relation to 4Q01, was due to the increase in sales of service packages for small and medium companies (TC Frame and TC IP) through Telemar's corporate authorized sales agents and due to the yearly readjustment of some Corporate Contract prices (IGP-DI). Besides that, there was an increase in sales of new circuits to SMP operators. It is worth mentioning that the price readjustments will not be repeated over the next quarters.

Network Usage: Gross Revenue from Telemar's network usage was R$426 million in 1Q02, a 22.2% growth over 1Q01 and a 13.3% increase over 4Q01. The increase over 4Q01 revenue was due to an enhancement in traffic clearing procedures, and the collection processes.


COSTS AND OPERATING EXPENSES (ex- depreciation) amounted to R$1,372 million in 1Q02, a 25.3% or R$466 million reduction over 4Q01, already reflecting last year's efforts in pursuing continuous operating and backoffice efficiency, through the enhancement of internal processes, consolidating functions, reducing hierarchical levels and eliminating costs and expenses stemming from the recent period of large investments.

The following table shows a quarterly breakdown of costs and expenses:












The Company's management remains focused on capturing cost reduction opportunities by enhancing efficiencies, optimizing existing assets and the use of synergies between the several subsidiaries. With the conclusion of the Targets Anticipation Program and the benefits arising from the Corporate Restructuring and the Operating and Backoffice Reorganization, the main reductions attained over the previous quarter were: Provisions for Contigencies (R$119Mn), Personnel Expenses (R$72Mn), Advertising and Marketing Expenses (R$38Mn), Consulting Expenses (R$34Mn) and Plant Maintenance Costs (R$24Mn).

Following is the analysis of the main variations in costs and expenses:

Cost of Services Provided: decreased R$ 98 million in the quarter, or 18.7% over 4Q01, due to lower plant maintenance costs as a consequence of the conclusion of the Targets Anticipation Program and the lower personnel expenses.

Interconnection: Total expenditures were 2.6% higher in 1Q02 (R$15 million), mainly due to the average increase of 10.7% in mobile interconnection rates (TU-M) imposed, in February, by the cellular operators in our region. The increase in interconnection costs was in line with the growth of fixed-to-mobile revenues.

Selling Expenses: decreased R$71 million over 4Q01 due to lower marketing and advertising expenditures, lower expenses from the call center and lower headcount costs.

Bad Debt Provisions totaled R$210 million in 1Q02, versus R$193 million in 4Q01, representing 5.6% of the quarter's gross revenue. In 2001, bad debt provisions totaled R$812 million, 5.9% of accumulated gross revenue for the year, reflecting an improvement from 2001 (5.9%), but a slight deterioration from 4Q01 (5.2%).
Management expects that the credit and billing procedures recently implemented will gradually reduce that ratio during 2002, to levels lower than 5% for the full year.

Administrative Expenses registered, in 1Q02, a 24.1% or R$55 million decrease over 4Q01. This reduction was due to the occurrence, in 4Q01, of non-recurring expenses with Consulting, Legal Advisory and Data Processing, as well as the lower layoff expenses incurred in 1Q02.

The following table shows a breakdown of Costs and Expenses:















Other Operational Expenses (Revenues): In 1Q02 the Company recorded a positive balance (revenue) of R$116 million, versus an expense of R$160 million in 4Q01. The positive result in 1Q02 was partially due to the lower contigencies provisioning in the period (R$146 decrease over 4Q01), and also due to the recovery of operating expenses (non recurring) related to the contribution from the Company to its employees' pension fund (SISTEL), in the amount of R$143.5 million, which was received, in cash, by TMAR. Due to the incidence of taxes (PIS/COFINS, 3.65%) the net impact on 1Q02 EBITDA was R$138.3 million

Personnel expenses totaled R$191 million in 1Q02, a 27.4% decrease over 4Q01, mainly due to the headcount reduction which occurred in 4Q01. In Contax, there was also a reduction of 1,584 employees due to an increase in internal efficiencies, processes and quality improvement, directly impacting the number of attendants. Layoff expenses totaled R$25 million in 1Q02
(R$58 million in 4Q01). At the end of 1Q02, the Company had 22,853 full-time employees, a total reduction of 4,618 employees (-16.8%) from 4Q01. In the wireline business (excluding Contax), lines per employee reached 1,245, a 26.7% and 105.4% increase, respectively, over 4Q01 and 1Q01.















EBITDA - In 1Q02, EBITDA was R$1,413 million, a 57.8% increase over 4Q01 (R$895 million). The EBITDA margin was 50.7% in 1Q02, versus 32.8% in 4Q01.

The EBITDA growth in 1Q02 reflects the strong effort made by the Company's management to manage costs and expenses, besides the recovery of contributions made to Sistel contributions. The Company is returning to EBITDA margin levels observed before the Targets Anticipation Program. The consolidated EBITDA margin was 50.8%. However, excluding the non-recurring revenue related to SISTEL, the normalized EBITDA was R$1,274.5 million, with a 45.8% margin over Net Revenue, as follows:















DEPRECIATION AND AMORTIZATION - totaled R$954 million in 1Q02, a R$248 million increase from 4Q01.

Its important to mention that this comparison is strongly influenced by R$138 million additional negative goodwill amortization made in 4Q01. Excluding this effect, depreciation and amortization in 4Q01 would have been R$844 million, and the increase in 1Q02 would be R$110 million, as a consequence of CapEx acceleration in the last two quarters of 2001.

The following table shows the depreciation and amortization breakdown:













NET FINANCIAL RESULT in 1Q02 was a Financial Expense of R$193 million (Financial Revenue of R$232 million in 4Q01, due to the capitalization of financial expenses of R$349 million).
Financial Expenses reached R$322.0 million in 1Q02, R$25 million higher than those registered in 4Q01, as a result of an increase in the Company's debt in 1Q02 (R$441 million).
Financial Revenues reached R$129 million in 1Q02, approximately R$50 million lower than in 4Q01 (excluding the capitalization effect from 4Q01). The reduction in financial revenues in 1Q02, compared to 4Q01, is due to the fact that the Company recorded, in 4Q01, revenues related to the settlement of currency options, which were not marked to market, in the amount of aproximately R$50 million.




NON OPERATIONAL RESULT - There was a R$2.3 million negative impact in 1Q02, versus R$51.8 million in 4Q01 (when the Company recorded a provision for eventual losses with investments made in connection with tax incentives - FINOR).



NET INCOME - The Company's net income reached R$143 million in 1Q02
(US$0.16 EPADR) versus R$277 million in 4Q01 (US$0.32 EPADR). Without the non-recurring operating revenue related to SISTEL pension fund, the normalized net Income was R$73 million in 1Q02.



ACCOUNTS RECEIVABLE, net of a R$347 million provision for doubtful accounts was R$2,227 million at the end of 1Q02, compared to R$2,146 million at the end of 4Q01, a 3.8% increase quarter over quarter.
From the total accounts receivable, 80% are wireline clients and 20% are other clients, mainly telecom service providers.



CAPEX - The Company invested R$439.1 million in 1Q02, a significantly lower amount than in 4Q01 (R$3,002 million) and also in 1Q01 (R$1,812 million).
This reduction reflects the actual policy with regard to investment management, with a higher focus on network optimization, including the reallocation of lines, and the target to maximize the return on investments already made.
On the other hand, it should be noted that 1Q02 CapEx reduction also reflects the CapEx anticipation made in 2001 (TMAR and Oi).




From 1Q02 CapEx, 45% was allocated to Oi, 40% to quality enhancement and maintenance of the wireline plant and the balance to other improvements in network management, data systems, call centers, etc..













DEBT - The Company's net indebtedness at the end of 1Q02 was R$8,317 million. Total indebtedness (loans and financing) was R$9,361 million at the end of March, 2002. Of this total, 62.2% is foreign currency denominated debt.
















Total foreign currency debt (R$ 5,824 million) has an average cost of Libor plus 6% p.a., and is 90% hedged. From this amount, 71% is hedged with swap operations and the remaining with currency options and foward contracts.
Local currency debt (R$3,538 million) has an average cost of 17% p.a.
The R$441 million increase in the Company's financial indebtedness, in 1Q02, was followed by a reduction of R$1,182 million in "Suppliers and Other Accounts Payable" (Current Liabilities). Considering these two accounts, there was a reduction of R$550 million in 1Q02 (from R$10,681 in 4Q01 to R$10,131 in 1Q02). It is worth mentioning that the Suppliers account includes a balance of approximately R$420 million related to long term loans contracted with our suppliers, which shall be replaced by "Loans and Financing" over the coming quarters (as the related loans are being signed/executed).



TARGETS ANTICIPATION PROGRAM

During the first quarter of 2002, Telemar (TMAR) completed the fulfillment of all of the 2003 universalization targets established in its concession contract.
  Then, on April 22, the public hearing period, implemented by Anatel and related to the Anticipated Accomplishment of the Universalization Targets Declaration from the last state (Rio de Janeiro), was concluded, an important legal step in order for Telemar to receive authorization to operate in other regions of Brazil.
In just over 3 years, Telemar installed more than 10 million lines, and has today 18 million lines installed, approximately 40% of Brazil's installed plant. Investing in infrastructure and new technologies, Telemar has the goal to become a reference for high quality of service in several segments of the telecom industry: from local and long distance wireline and wireless service, to high speed Internet access, including data and image transmission.

OI : IMPLEMENTATION STAGE

* SMP TARGETS ACHIEVED

On March 12, 2002, OI handed to Anatel the report detailing the accomplishment of all of its initial targets (within 12 months after signing the Authorization Terms). The targets included attaining coverage in at least 50% of the urban areas in half of the 16 state capitals and cities with more than 500,000 inhabitants in Region 1.

* CAPEX REDUCTION

Oi is looking for ways to reduce its capital expenditures. One of the solutions is the co-siting, which involves the sharing of cellular sites in its region with other cellular companies. Oi has already signed a co-siting agreement (involving 1,000 sites) with TIM.

* INTERNATIONAL ROAMING

Oi has already signed 25 international interconnection agreements with 25 different countries (including the United States, France, Portugal, Spain,
 England, Argentina, Chile and others) and expects to extend it to 50 countries until year-end.
When traveling to these countries, Oi's customers will not need to switch handsets or change its number in order to make/receive calls.

* 31 YEARS OF FREE LOCAL CALLS

In March, the Company started the pre-subscription of users with the campaign "Eu disse Oi primeiro" ("I said Hi first"). Clients who sign up until May 12 and acquire a Oi handset before June 30 will be able to make on-network free local calls during weekends for 31 years. As of mid-April, almost 2 million subscriptions were already made.
Besides the initial impact from the brand launching, this campaign avoids some direct (upfront) marketing costs, and reduces the eventual subsidies that the Company would later be forced to offer, reducing the cost of acquisition per subscriber.


NETWORK OPERATIONS CENTER (NOC)

Telemar invested R$112 million in the implementation of a new Network
Management
Center (NOC), located in Rio de Janeiro, which will monitor 18 million lines connected to 4,300 switching centers and 180,000 data transmission ports.
The NOC will cover more than 22,000 localities, using Hi-Corp (Telemar's subsidiary) technology. The Company uses 32 optical fiber and radio transmission platforms, and over 400 ground stations for satellite communications.
The NOC has sensors distributed all over the Company's network which will detect software and hardware failures. The NOC will enable the segmentation of corporate customers' networks, according to the level of service agreed upon. Finally, it allows a better management of attendance teams, and a higher standardization, which can reduce operating and maintenance costs.


NETWORK OUTSOURCING

Telemar has hired Siemens and Alcatel to manage 60% of its network switching transmission centers beginning in May, 2002. The companies will receive R$
44 million per year to manage the operations of the switching centers, transmission systems and the network associated infrastructure in its entire concession area. The control centers will interface with Telemar's Network Management Center (NOC).
The company expects to achieve a 10% decrease in maintenance costs through the outsourcing of its internal network, as well as an increase in the quality of its services.


CONTAX  CONSOLIDATES  ITS  MARKET POSITION

Contax is consolidating the strong position already achieved in Brazilian market. Expanding its operations to clients like iG, Light and Banco do Brasil, and to new clients, such as, Net (Globo Cabo), Valor Economico, Icatu Hartford and Oi, the Company reached a portfolio of 24 corporate clients in the
 Brazilian
call center market.
In 1Q02, Contax registered R$43 million in Gross Revenue, 168% higher than the same period last year (R$ 16 million). EBITDA reached R$1 million, with a Net Loss of R$1.3 million.
In the first quarter of 2002, the CapEx of R$15 million was designated to the opening of new markets and the adjustment of its structure to absorb new clients.
 The CapEx forecasted for 2002 totals R$52 million, compared to the R$30 million invested in 2001. This investment is directly related to the implementation of
new sites, increase of attendance positions, renewal of the installed plant and the offering of new products.


TNEXT

TNext's total investments have reached R$ 40 million so far, half of which was designated for the Internet Data Center installation in Sao Paulo, close to Xerox do Brasil. Xerox is partnering with TNext to offer Application Service Provider (ASP) solutions. For communications infrastructure, TNext is also working with Pegasus Telecom, an affiliate Company of TNE.
Capacity usage of both IDCs, in Rio and Sao Paulo, is close to 50%, currently serving 56 clients including Ponto Frio (Globex), Americanas.com, Submarino, WebMotors, Odebrecht and iG. Focusing on the growing medium-size company (SME) market segment, the company has launched the product TNEXT Express, a package of services with lower provisioning requests and reduced costs/prices.


PRODUCTS FOR THE SOHO MARKET

The Company is increasing its offering of products to the Small Office - Home Office (SOHO) market, such as:

* "Intelligent" Lines, with value added services such as call forwarding, call waiting, caller ID, conferencing and voice mail box.

* "Fale 31 Profissional" (Talk 31 Corporate), with special long distance packages for calls during working hours.

* ISDN Digital Lines, enabling voice, data and image transmission with twice the speed of regular Internet dial up access.

* ADSL (Velox) Line, with a fixed monthly fee, for high speed (always-on) access to the Internet.

WINNING BID FOR CENTRAL BANK'S TELECOM NETWORK

The consortium formed by Telemar and Brasil Telecom along with the companies Pegasus and Vant, won the bid for the Central Bank of Brazil's corporate network.
Based on a three-year contract, the winning consortium will offer, through ATM and Frame Relay networks, dedicated data transmission services, E-1 circuits for Internet connection (2Mbps), network interconnection and the corporate voice and data links between the Central Bank headquarters and its nine regional branches.


CAPITAL INCREASE

On April 26, the Board of Directors decided to increase the Company's capital in the amount of R$168 million, in connection with the tax benefit originated from the goodwill amortization taken into effect in 2001. The increase will be made with the issuing of 1,865 million new common shares, and 3,730 million preferred shares to be subscribed at R$27.14 per thousand common shares and R$31.36 per thousand preferred shares. The issue price was based on the average share price in the Bovespa during the 10 days prior to the Board Meeting.
The period for the exercise of preference rights from current shareholders was fixed at 30 days starting from 04/26/2002, when the shares started to be traded ex-dividends. With the new shares issued, the Company's share capital structure (outstanding shares) becomes:








* includes shares held in treasury

TNE DIVIDENDS

Tele Norte Leste's General Shareholders' Meeting held on April 25, 2002 approved the payment of R$ 300 million in dividends, equivalent to R$ 0.81 per thousand shares, to be distributed in equal proportion between Preferred and Common shares. The initial payment date is still to be announced in a Notice to Shareholders, which shall occur until the end of 2Q02.











TMAR DIVIDENDS/INTEREST ON CAPITAL

In addition to the interest on capital of R$ 704 million already declared during the year, the Company's 2002 General Shareholders' Meeting, held on April 24, 2002, approved the payment of additional dividends in the amount of R$38.5 million, required to fulfill the determination of the Company's By-laws which establish that dividends distributed to the Preferred class "A" shares will be 10% higher than the ones paid to the Common shares. The fixed and non-cumulative dividends assured to the Preferred class "B" shares are fully covered by the interest on capital declared by the Company. Those dividends will be paid by the end of 2Q02.






CAPEX - Based on the current programs to optimize existing assets, the infrastructure sharing agreements with other operators and the results obtained in 1Q02, management expects 2002 CapEx to be lower than originally budgeted (R$2.5 billion)


NET DEBT - As previously released, the main focus in 2002 will be to recover cash generation by increasing operating results and reducing CapEx. Considering the results obtained in 1Q02, the Company's management is reducing its initial guidance for the net debt increase in 2002 (30/35%). The new guidance forecasts a net debt increase of approximately 25% during the year.




















NEXT EVENTS:

April 30, 2002 -  (15:00h Rio / 2:00p.m. EST) - Conference Call (in English)
     Access:  888-318-6432 (U.S.)
					          1-334-260-0508 (Brazil and other
countries)
Security Code:  Telemar
     Replay:   800-858-5309 (U.S.)
	   (Available until May 14, 2002) 1-334-260-0890 (Brazil and other countries)
				     		Access Code: 40487
 						Pass Code: 20453



(www.telemar.com.br/ir)

FOR MORE INFORMATION, PLEASE, CONTACT:


TNE and TMAR - INVESTOR RELATIONS					THOMSON FINANCIAL IR
invest@telemar.com.br						Isabel Vieira (isabel.
vieira@tfn.com)
Pho: 55 (21) 3131 1314/1315/1110						Richard Huber
(richard.huber@tfn.com)
	Pho: 1 (212) 701 1823 / 701 1830
									Fax: 1 (212) 509 5824



This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.


This presentation contains non-audited results which may differ from the final audited ones.












	                 1st Quarter/02

1


	Page 2	04/29/02